NO ACT

PE
12-15-2010



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


10010588

February 12, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-12-2010

Bruce A. Metzinger
Assistant General Counsel and
Assistant Secretary
Halliburton Company
2107 CityWest Blvd., Bldg. 2, Room 4.1346A
Houston, TX 77042

Re: Halliburton Company
Incoming letter dated December 15, 2009

Dear Mr. Metzinger:

This is in response to your letters dated December 15, 2009 and February 10, 2010 concerning the shareholder proposal submitted to Halliburton by William Steiner. We also have received letters on the proponent's behalf dated December 22, 2009 and January 4, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 12, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Halliburton Company
Incoming letter dated December 15, 2009

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Halliburton's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. The proposal specifically seeks to allow shareowners to combine their holdings to meet the 10% ownership threshold and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that Halliburton may exclude the proposal under rule 14a-8(i)(10). We note that the proposal specifically seeks to allow shareholders to call a special meeting if they own, in the aggregate, 10% of the company's outstanding common stock, whereas Halliburton's bylaw requires a special meeting to be called at the request of a group of shareholders only if the group owns, in the aggregate, at least 25% of Halliburton's issued and outstanding voting stock. We are therefore unable to conclude that the bylaw adopted by Halliburton substantially implements the proposal. Accordingly, we do not believe that Halliburton may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Julie F. Rizzo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HALLIBURTON

2107 CityWest Blvd., Bldg. 2, Room 4.1346A, Houston, TX 77042
PH: (281) 871-2623

Bruce A. Metzinger
Assistant Secretary and
Assistant General Counsel

February 10, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
shareholderproposals@sec.gov

RE: Halliburton Company: Request for No-Action Advice;
Stockholder Proposal of William Steiner ("the "Proponent")
Supplement to Halliburton letter submitted December 15, 2009

Dear Sir/Madam:

The Proponent has submitted a proposed resolution and statement of support (the "Proposal") to be included in Halliburton Company's proxy materials for the Annual Meeting of Halliburton Company ("Halliburton") stockholders scheduled to be held on May 19, 2010. A request for no-action advice was submitted via email to shareholderproposals@sec.gov by Halliburton on December 15, 2009 (the "December 15th letter"). This letter supplements the December 15th letter. A copy of that submission, which contains the Proposal, and this letter accompany this email.

In the December 15th letter, Halliburton advised the Staff that Halliburton's Board of Directors was expected to consider by February 10, 2010, and be asked to approve by that date, an amendment to Halliburton's By-laws (the "Proposed Halliburton By-law Amendment") that provides:

> "Subject to the provisions in this Section 11, special meetings of the stockholders shall also be called by the Secretary or an Assistant Secretary upon a written request signed by: (i) a stockholder owning at least ten percent (10%) of the voting stock issued and outstanding or (ii) two or more stockholders owning in the aggregate at least twenty-five percent (25%) of the voting stock issued and outstanding."

Halliburton's Board of Directors has approved the Proposed Halliburton By-law Amendment. A Current Report on Form 8-K was filed by Halliburton with the SEC today, February 10, 2010. The revised By-laws (the "Revised Halliburton By-laws"), which are filed as an exhibit to the Form 8-K, contain the above provision and other provisions as described in the December 15th letter.

For the reasons articulated in the December 15th letter, the Revised Halliburton By-laws substantially implement the Proposal and can be excluded pursuant to Rule 14a-8(i)(10). Halliburton asks that the Staff recommend to the Commission that no action be taken if the Proposal is omitted from the 2010 Halliburton proxy statement.

By copy of this letter, Halliburton hereby notifies the Proponent's representative, John Chevedden, of Halliburton Company's intention to omit the Proposal from Halliburton's proxy statement and form of proxy for the 2010 Annual Meeting.

If you have any questions or require further information, please do not hesitate to contact me (281-871-2623).

Respectfully submitted,



Bruce A. Metzinger
Assistant General Counsel and
Assistant Secretary

Attachment

cc: Mr. John Chevedden (via email at *** FISMA & OMB Memorandum M-07-16 ***

R:\LEGAL\SEC\Stockholder Proposals 2010 proxy\No-action letter 021010 (William Steiner).doc

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 4, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 William Steiner's Rule 14a-8 Proposal
Halliburton Company (HAL)
Special Shareholder Meeting Topic

Ladies and Gentlemen:

This further responds to the December 15, 2009 no action request regarding the company not being able to confirm what action it will or will not take until February 10, 2010 on a special meeting proposal at a 25%-threshold in response to a rule 14a-8propsal requesting a 10%-threshold.

The Home Depot, Inc. (January 21, 2009) did not grant concurrence when Home Depot claimed that a 25%-threshold implemented a 10%-threshold to call a special meeting.

The following text is from the shareholder party rebuttal to the Home Depot no action request:

"The company in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting *and this is not contested in the company December 19, 2008 letter.* Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called. The dispersed ownership (998 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group shareholders are required to take the extra effort to support the calling of a special meeting and the company proposal will facilitate the revocation of all such shareholder requests to call a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership is also a small part of their total portfolio."

Attached is a data sheet showing that this topic at a 10%-threshold received 54%-support at the Halliburton 2009 annual meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
William Steiner

Bruce Metzinger <Bruce.Metzinger@Halliburton.com>

[HAL: Rule 14a-8 Proposal, November 3, 2009, December 4, 2009 update]
3 [number to be assigned by the company] – **Special Shareowner Meetings**
RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 54%-support at our 2009 annual meeting and proposals often win higher votes on subsequent submissions. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first majority vote.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY) and Motorola (MOT). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in Executive Pay – $20 million for David Lesar. Mr. Lesar received $8 million in non-equity incentive compensation (NEIC), when our company's stock price lost half of its value in a year. Although our company reported that Mr. Lesar exceeded his goals, shareholders had not yet benefited from Mr. Lesar exceeding his goals. Mr. Lesar also had very high all other compensation (AOC) – more than $1 million including $170,000 for personal trips by private-jet and $200,000 for charity.

We had no shareholder right to cumulative voting, act by written consent, call a special meeting, or an independent chairman. Shareholder proposals addressing all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

Directors David Lesar, Landis Martin, Jay Precourt and Debra Reed were designated as "Flagged (Problem) Directors" by The Corporate Library due to their Halliburton stewardship when Halliburton units filed bankruptcy. These directors also held 4 seats on our key audit, nomination and executive pay committees. Landis Martin (also our Lead Director) and Jay Precourt received our most against-votes in 2009.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 22, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 William Steiner's Rule 14a-8 Proposal
Halliburton Company (HAL)
Special Shareholder Meeting Topic

Ladies and Gentlemen:

This responds to the December 15, 2009 no action request.

Since the company will not be able to confirm what action it will or will not take until February 10, 2010, it is respectfully requested that the Staff allow the shareholder party at least a week to respond after February 10, 2010. This is because February 10, 2010 will be almost analogous to the company making its first request for a no action request.

It is therefore respectfully requested that the Staff allow the shareholder party at least a week to respond after February 10, 2010.

Sincerely,



John Chevedden

cc:
William Steiner

Bruce Metzinger <Bruce.Metzinger@Halliburton.com>

HALLIBURTON

2107 CITYWEST BLVD., BLDG. 2, ROOM 4.1346A, HOUSTON, TX 77042
PH: (281) 871-2623

Bruce A. Metzinger
Assistant Secretary and
Assistant General Counsel

December 15, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
shareholderproposals@sec.gov

RE: Halliburton Company: Request for No-Action Advice;
Stockholder Proposal of William Steiner ("the "Proponent")

Dear Sir/Madam:

The Proponent has submitted a proposed resolution and statement of support (the "Proposal") to be included in Halliburton Company's proxy materials for the Annual Meeting of Halliburton Company ("Halliburton") stockholders scheduled to be held on May 19, 2010. This request for no-action advice is being submitted via email to shareholderproposals@sec.gov pursuant to Staff Legal Bulletin No. 14D dated November 7, 2008. A prior version of the Proposal was received by Halliburton on November 3, 2009, with the current version having been received on December 4, 2009. Because the Proponent's representative, John Chevedden, in response to my inquiry, has confirmed that the December 4, 2009 version is the one intended for the definitive proxy, only that version of the Proposal accompanies this letter. Copies of those emails, the Proposal and this letter accompany this email.

The Proposal contains a resolution (the "2010 Resolution") that states:

> "RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holding to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

A similar proposal and resolution was received from the Proponent for the 2009 annual meeting of stockholders (the "2009 Resolution"). The 2009 Resolution stated:

"RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

Sentence three of the 2010 Resolution is identical to the 2009 Resolution. Sentence one of the 2010 Resolution has been modified from the 2009 Resolution to refer to "a special shareowner meeting" rather than "special shareowner meetings". The second sentence was added to the 2010 Resolution. These modifications do not change the Proponent's objective, which is the authorization of stockholders to call a special meeting.

Halliburton intends to omit the Proposal from its 2010 proxy materials pursuant to Rule 14a-8(i)(10). Halliburton requests that the Staff of the Division of Corporation Finance (the "Staff") recommend to the Securities and Exchange Commission (the "Commission") that no enforcement action will be taken if Halliburton omits the Proposal from its 2010 proxy statement.

The Proposal has been substantially implemented.

Rule 14a-8(i)(10) provides that a proposal can be excluded if it is substantially implemented.

Halliburton's Board of Directors is expected to consider by February 10, 2010, and be asked to approve by that date, an amendment to Halliburton's By-laws (the "Proposed Halliburton By-law Amendment") that will provide:

"Subject to the provisions in this Section 11, special meetings of the stockholders shall also be called by the Secretary or an Assistant Secretary upon a written request signed by: (i) a stockholder owning at least ten percent (10%) of the voting stock issued and outstanding or (ii) two or more stockholders owning in the aggregate at least twenty-five percent (25%) of the voting stock issued and outstanding."

The Proposed Halliburton By-law Amendment, when approved, will be filed with the SEC as an exhibit to a Current Report on Form 8-K. Further, Halliburton will by supplement to this no-action request, notify the Staff of such approval.

Section 11 of the Proposed Halliburton By-law Amendment will further provide that:

"Notwithstanding the foregoing, a special meeting requested by stockholders shall not be held if the Board of Directors has called or calls for an annual meeting of stockholders to be held within ninety (90) days after the Secretary receives the request for the special meeting and the Board of Directors determines in good faith that the business of such annual meeting includes (among any other matters properly brought before the annual meeting) the business specified in the request. Furthermore, a special meeting request shall not be valid (and the Board shall have no obligation to call a special meeting in respect of such special meeting request) if it relates to an item of business that is not a proper subject for stockholder action under applicable law."

In *General Dynamics*, SEC No-action Letter (February 6, 2009), the Staff determined that a proposal received by General Dynamics, which included a resolution identical to the 2009 Resolution, could be excluded. In response to the proposal, General Dynamics had adopted a bylaw provision that provided:

"[a] special meeting of stockholders shall be called by the Board upon the receipt by the Secretary of the Corporation of a written request for a special meeting of stockholders (a "Special Meeting Request") by one stockholder of record owning at least ten percent (10%) or one or more stockholders of record of shares representing in the aggregate at least twenty-five percent (25%) in each case of the combined voting power of the then outstanding shares of all classes and series of capital stock of the Corporation entitled to vote on the matter or matters to be brought before the proposed special meeting, voting as a single class."

The General Dynamics bylaws further provided,

"A Special Meeting Request shall not be valid (and the Board shall have no obligation to call a special meeting in respect of such Special Meeting Request) if it relates to an item of business that is not a proper subject for stockholder action under applicable law."

Similar to the General Dynamics bylaws, the Proposed Halliburton By-law Amendment provides that one stockholder owning at least ten percent (10%) or two or more stockholders owning in the aggregate at least twenty-five percent (25%) of Halliburton's common stock can request that a special meeting of stockholders be called. Like the General Dynamics bylaws, the Proposed Halliburton By-law Amendment will require that a valid special meeting request must address an item of business that is a proper subject for stockholder action under applicable law.

Both the 2010 Proposal and the Proposed Halliburton By-law Amendment permit a sole stockholder holding at least ten percent (10%) of Halliburton's common stock to call a special meeting. Although the 2010 Proposal and the Proposed Halliburton By-law Amendment differ regarding the minimum ownership required for a group of stockholders to be able to call a special meeting of stockholders, the Proposed Halliburton By-law Amendment will substantially implement the 2010 Proposal because it addresses the essential objectives of the Proposal (i.e., the ability of stockholders to call a special meeting at a much lower threshold than currently exists). While Halliburton's By-laws currently provide that a majority of stockholders has the right to call a special meeting and General Dynamics bylaws, prior to the amendment adopted on

February 4, 2009, did not, this distinction should be of no consequence. The fact is that the Proposed Halliburton By-law Amendment, if approved, will be adopted in response to the 2009 Proposal and the 2010 Proposal and will substantially lower the share ownership requirement for requesting a special meeting of the stockholders of Halliburton.

In *Hewlett Packard Company*, SEC No-action Letter (December 11, 2007), the Staff determined that a proposal asking the board of directors to amend the bylaws and/or charter to give holders of 25% or less of the outstanding common stock the power to call a special shareholder meeting could be excluded under rule 14a-8(i)(10). That proposal, like the one at issue, was also submitted by William Steiner who was represented by John Chevedden. Hewlett Packard had filed a no-action request representing that its board of directors would soon consider a bylaw amendment that would implement the special meeting proposal. The no-action request indicated that "The Proposed Bylaw Amendment further provides that if the Board determines in good faith that the business specified in the stockholders' request will be included in an upcoming annual meeting within 90 days or has been included in an annual or special meeting within the past 12 months, the special meeting will not occur." Mr. Chevedden objected to the quoted language which he described as an exception to the provision. As explained in a supplement to the no-action request informing the Staff that the bylaw had been adopted by the Hewlett Packard board, counsel to the company noted, "Under the adopted Bylaw Amendment, however, Board is granted discretion only to determine whether the specific business requested to be addressed at the proposed special meeting will be included in an upcoming annual meeting within 90 days.". Counsel went on to state, "the language in the Bylaw Amendment that the Proponent references is not an "exception" to the right of stockholders to call a special meeting, but simply a matter of timing." The Proposed Halliburton By-law Amendment provides a similar clarification regarding matters to be addressed at an upcoming annual meeting within 90 days, there being no reason for the company to go to substantial expense to hold a requested special meeting when the matter to be addressed will be held at a scheduled annual meeting within 90 days. Further, even if this provision could be construed as an exception, it will apply equally to management or the board if they are acting in the capacity of stockholders and participating in a group requesting the calling of a special meeting.

In *Borders Group, Inc.*, SEC No-action Letter (March 11, 2008), the Staff determined that a proposal asking the board to amend the bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting, was implemented when Borders Group adopted a bylaw amendment requiring that the holders requesting a special meeting hold at least twenty-five percent (25%) of the shares of the corporation outstanding and entitled to vote at the meeting. As in *Borders Group*, Rule 14a-8(i)(10) permits the exclusion of the 2010 Proposal upon adoption of the Proposed Halliburton By-law Amendment, because Halliburton will have implemented the essential objective of the 2010 Proposal, even though it does not exactly correspond to the actions sought by the Proponent.

The Proposed Halliburton By-law Amendment, when approved, will substantially implement the Proposal by providing stockholders the ability to call a special meeting at a much lower threshold than currently exists. Upon this no-action request being supplemented to confirm that the Proposed Halliburton By-law Amendment has been adopted, Halliburton asks that the Staff recommend to the Commission that no action be taken if the Proposal is omitted from the 2010 Halliburton proxy statement.

Halliburton intends to file its 2010 proxy statement and form of proxy no earlier than April 1, 2010. Halliburton submits that the reasons set forth above in support of omission of the Proposal are adequate and have been filed in a timely manner in compliance with Rule 14a-8(j) (not later than 80 days prior to the filing of definitive proxy material).

By copy of this letter, Halliburton hereby notifies the Proponent's representative, John Chevedden, of Halliburton Company's intention, upon approval of the Proposed Halliburton By-law Amendment, to omit the Proposal from Halliburton's proxy statement and form of proxy for the 2010 Annual Meeting.

If you have any questions or require further information, please do not hesitate to contact me (281-871-2623).

Respectfully submitted,



Bruce A. Metzinger
Assistant General Counsel and
Assistant Secretary

Attachment

cc: Mr. John Chevedden (via email at: *** FISMA & OMB Memorandum M-07-16 ***

R:\LEGAL\SEC\Stockholder Proposals 2010 proxy\No-action letter 121509 (William Steiner).doc

Bruce Metzinger

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Friday, December 04, 2009 7:43 PM
To:	Bruce Metzinger
Cc:	Mary Jo Trybend
Subject:	Rule 14a-8 Proposal (HAL)
Attachments:	CCE00013.pdf

Mr. Metzinger,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc: William Steiner

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since the 1980s

Mr. David J. Lesar
Chairman of the Board
Halliburton Company (HAL)
5 Houston Ctr
1401 McKinney Street, Ste 2400
Houston TX 77010

DECEMBER 4, 2009 UPDATE

Dear Mr. Lesar,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

10/17/2009
Date

cc: Sherry D. Williams
Corporate Secretary
PH: 713 759-2600
FX: 713-759-2688
Bruce Metzinger <Bruce.Metzinger@Halliburton.com>
Asst. Secretary and Asst. General Counsel
Phone: 713/759-2623
Fax: 713/759-2619
Mary Jo Trybend <maryjo.trybend@halliburton.com>
Senior Legal Analyst

[HAL: Rule 14a-8 Proposal, November 3, 2009, December 4, 2009 update]
3 [number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 54%-support at our 2009 annual meeting and proposals often win higher votes on subsequent submissions. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first majority vote.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY) and Motorola (MOT). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in Executive Pay – $20 million for David Lesar. Mr. Lesar received $8 million in non-equity incentive compensation (NEIC), when our company's stock price lost half of its value in a year. Although our company reported that Mr. Lesar exceeded his goals, shareholders had not yet benefited from Mr. Lesar exceeding his goals. Mr. Lesar also had very high all other compensation (AOC) – more than $1 million including $170,000 for personal trips by private-jet and $200,000 for charity.

We had no shareholder right to cumulative voting, act by written consent, call a special meeting, or an independent chairman. Shareholder proposals addressing all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

Directors David Lesar, Landis Martin, Jay Precourt and Debra Reed were designated as "Flagged (Problem) Directors" by The Corporate Library due to their Halliburton stewardship when Halliburton units filed bankruptcy. These directors also held 4 seats on our key audit, nomination and executive pay committees. Landis Martin (also our Lead Director) and Jay Precourt received our most against-votes in 2009.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email [*** FISMA & OMB Memorandum M-07-16 ***

Bruce Metzinger

From: Bruce Metzinger
Sent: Tuesday, December 08, 2009 8:52 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Rule 14a-8 Proposal (HAL)

Mr. Chevedden,

I assume that the proposal you sent to me on December 4, 2009 is intended to replace the proposal from Mr. Steiner you emailed to me on November 3, 2009. Please confirm. Thank you.

Bruce Metzinger
Asst. Secretary and Asst. General Counsel
Halliburton Law Department
2107 CityWest Blvd.
Bldg. 2, Room 4.1346A
Houston, TX 77042-3021
Phone: 281/871-2623
Fax: 713/839-4563
Cell: 713/392-7066

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, December 04, 2009 7:43 PM
To: Bruce Metzinger
Cc: Mary Jo Trybend
Subject: Rule 14a-8 Proposal (HAL)

Mr. Metzinger,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc: William Steiner

Bruce Metzinger

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Tuesday, December 08, 2009 7:13 PM
To:	Bruce Metzinger
Subject:	Rule 14a-8 Proposal (HAL)

Mr. Metzinger - The December 4, 2009 text is the only text intended for the definitive proxy.
Sincerely,
John Chevedden